

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

<u>Via Email</u>
Huitian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102 Chengzhan Road
Liuzhou City, Guangxi Province
P.R.C. 54007

>   **Re: China BCT Pharmacy Group, Inc.**
>   **Post-effective amendment to Form S-1**
>   **Filed June 12, 2012**
>   **File No. 333-165161**
>   **Amendment No. 3 to Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed June 12, 2012**
>   **File No. 333-145620**

Dear Mr. Tang:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1.   We note your response to our letter dated August 7, 2012 and reissue. To date it does not appear that you have filed the requested amendment describing the material weaknesses in internal controls enumerated in your response letter dated July 23, 2012. In this regard, please note our expectation that all of the identified material weaknesses, including those related to accounts receivable, and your records, will be addressed. The draft disclosure provided in your August 27, 2012 response substantially mirrors your existing Form 10-K disclosure. Please revise or advise as appropriate.

2.   We note your response to our letter dated August 16, 2012 and request additional clarification. Please advise us what percentage of your total accounts receivable balance you were unable to individually segregate in your accounting system as of December 31, 2011. In addition, please provide us a roll-forward from December 31, 2011 showing the amount of revenue, collections, provisions and any other activity associated with these accounts through your most recently completed quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director